Jiangbo Pharmaceuticals, Inc.

Middle Section, Longmao Street Area A Laiyang Waixiangxing Industrial Park
LaiyangCity, Yantai, Shandong Province
 People's Republic of China 265200

September 11, 2009

Via Edgar
Mr. Frank Wyman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Jiangbo Pharmaceuticals, Inc. (the "Company") Form 10-K for the Fiscal Year Ended June 30, 2008 Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed April 10, 2009 File No. 000-53037

Dear Mr. Wyman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the ”Commission”), on July 17, 2009 (the “Staff’s Letter”). The discussion below reflects our responses to the Staff’s Letter and is presented in the order of the numbered comments in the Staff’s Letter.

Item 1. Description of Business, page 4

Research and Development, page7

1.
We note your response to our prior comment two. Despite the fact that there has been no revenue generated from projects developed or designed as a result of the two CRDAs and expenses spent for the two projects collectively accounted for less than 5% of your revenues, it appears that you are dependent on those CRDAs to “to ensure that Laiyang Jiangbo maintains a continuing pipeline of high quality drugs with market potential into the future.” This appears to be particularly important considering that your Ciprofloxacin Hydrochloride tablets and Paracetamol tablets “are in the declining period due to significant market competition and that revenues from Clarithromycin sustained-release tablets and Itopride Hydrochloride granules “will gradually stabilize in 2009 as the two products have entered into their maturity.” Your annual report discloses that your are negotiating a purchase contract for Ligustrazin Ferulic Acid Acetate, a product candidate researched by the Pharmaceuticals Institute of Shandong University, and that you are in the process of acquiring the rights to a new Class I drug made available to you through your relationship with the Pharmaceutical Institute of Shandong University. Based on this disclosure, it appears that your product pipeline is dependent on your relationship with Pharamceutical Institute of Shandong University and, possibly, the Institute of Microbiology. If that is the case, the CRDAs should be filed as exhibits to your filing and your business section should include a description of the material terms of each agreement.

RESPONSE:

           In response to the Staff’s comment, we will file the two CRDAs with Pharmaceutical Institute of Shandong University and Institute of Microbiology as material contracts with our Annual Report on Form 10-K for the year ended June 30, 2009 (the “Annual Report”). In addition, we will include the following description with respect to the terms of each agreement in our Annual Report in the section entitled “Research and Development”.

Research and Development

The Company entered into two Cooperative Research and Development Agreements (the “ CRDAs”) with the two research institutions indicated below. The following is a summary of the material terms of each of the CRDAs :

Pharmaceutical Institute of Shandong University (the “University”) Cooperative Research and Development Agreement

Laiyang Jiangbo entered into a three year CRDA with the University in September 2007. The agreement provides that (i) Laiyang Jiangbo shall make an annual payment to the University in the amount of RMB 24,000,000 (approximately US$3.5 million) plus the amount  of the various expenses incurred by the University in connection with  the services it provides to Laiyang Jiangbo and (ii) Laiyang Jiangbo shall  provide internship opportunities for the students of the University.  In consideration for the payments and opportunities to be provided by Laiyang Jiangbo,  the University agreed (i) to provide technical services, to establish projects and to develop new products with Laiyang Jiangbo (ii) to train technical personnel for Laiyang Jiangbo and (iii) to actively apply for related scientific and technological funding with Laiyang Jiangbo. The agreement provides that Laiyang Jiangbo will have the primary ownership of the designated research and development project results.

Institute of Microbiology ( Chinese Academy of Sciences) (the “Institute”) Cooperative Research and Development Agreement

Laiyang Jiangbo entered into a five year CRDA with the Institute in November 2007.  This agreement provides that Laiyang Jiangbo shall (i) make an annual payment to the Institute in the amount of RMB 6,000,000 (approximately US$875,000) and (ii) bear enterprise related responsibilities during the application process of various projects.  In consideration for the foregoing, the Institute agreed (i) to give Laiyang Jiangbo  priority to obtain the transferable technological achievements associated with various projects (ii) to train the technical staff for Laiyang Jiangbo (iii) to provide technical support to Laiyang Jiangbo and (iv) to resolve certain problems associated with Laiyang Jiangbo’s production process within the scientific research scope.

2.
We note your responses to your prior comment three. Page 9 of your amended Form 10-K states that relationship with Jiangsu Drug Research Institute, Chinese traditional Medicine Institute, Shandong Chinese Traditional Medicine Technical School, and the Institute for Drug Control Departments “help to ensure that Laiyang Jiangbo maintains a continuing pipeline of high quality drugs into the future.” The disclosure implies that your relationships give you access to new drug candidates, but your response to your comment stated that your relationship is to “share knowledge and expertise on topics such as technology, industrial standards and regulations and market feasibility.” Please revise your disclosure to clarify the limited extent of your relationship with these institutions, as described in your response to our comment.

RESPONSE:

In response to the Staff’s comment, we will revise our disclosure in our Annual Report to clarify the relationships with the institutions and to include the following disclosure in the section entitled “Sources and Availability of raw materials and the Principal Suppliers”.

Sources and Availability of raw materials and the Principal Suppliers Laiyang Jiangbo has strategic relationships with several research institutions in the PRC including Jiangsu Drug Research Institute, Pharmaceutical Institute of Shandong University, Chinese Traditional Medicine Institute, Shandong Chinese Traditional Medicine Technical School, and the Institute for Drug Control Departments, each for the purpose of developing new drugs. However, except for the two CRDAs disclosed above, Laiyang Jiangbo has not entered into formal agreements with  any research institution. The strategic relationships with the research institutions mentioned herein are primarily built and maintained by frequent visits and correspondences with the research institutions to share knowledge and expertise on topics such as technology, industrial standards and regulations and market feasibility.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 28

3.
Please refer to prior comment eight and your disclosure in response to this comment. Your products appear to have a short lifecycle with a rapid transition from the growth to the declining phase and a higher degree of revenue volatility. As previously requested, please describe the expected life and cyclicality for your primary products, including the duration of each phase e.g. growth, maturity and declining. Discuss any trends or uncertainties that could materially affect your operating results, such as those related to the SDFA approval process, competition, and expiration of underlying patents. Quantify the impact of this cyclicality on the operating results for all periods presented and the reasonably likely impact that you expect in future periods.

RESPONSE:

In response to the Staff’s comment, we will revise our disclosure to describe the expected life and cyclicality for our primary products and quantify related impact in our Annual Report and to include the following disclosure:

Clarithromycin sustained-release tablets

Clarithromycin is the second generation of macrolide antibiotic and replaces the older generation of Erythromycin. Clarithromycin first entered the pharmaceutical market in Ireland in 1989. Chemically, Clarithromycin has a wider antimicrobial spectrum and longer duration of acid resistance. Its activity is 2 to 4 times better than Erythromycin, but the toxicity is 2 to12 times lower. The product was in its growth period in 2007 and 2008 and entered into its maturity in fiscal year 2009. The Company anticipates Clarithromycin to stay in the maturity period through 2011 and to gradually enter into its declining period starting in later part of fiscal year 2011. During the growth period, Clarithromycin had over 35 % annual average sales growth. The Company expects the annual sales for this product to remain materially consistent with minimal growth in its maturity. Once Clarithromycin reaches its declining period, the sale of this product may experience up to 10-15 % decline on an annual basis.  Factors such as extended Chinese SFDA approval time might extend this product’s life in its maturity as it will be less likely for other similar products and new competitors to enter into the market. If Clarithromycin is distributed in more Chinese provincial or national drug reimbursement lists, it is likely that the market share for this product will increase. In the event that  the Chinese government imposes pricing control on this product, the profit margin on this product may decrease and as a result, the net profit generated from this product may decline accordingly.

Itopride Hydrochloride granules

Itopride Hydrochloride granules are SDA-approved and entered the PRC pharmaceutical market in June 2005. Since 2005, Laiyang Jiangbo has seized the opportunity presented by this product by rapidly establishing a domestic sales network and developing the market for this product. The product was in its growth period in 2006 through 2008 and entered into its maturity in late 2008. The Company anticipates that Itopride Hydrochloride will stay in the maturity period through 2010 and then gradually enter into its declining period starting in fiscal year 2011. During the growth period, Itopride Hydrochloride had over 15% annual average sales growth. Once the product enters into its maturity, the Company anticipates that the sales for this product will remain flat with minimal growth. As Itopride Hydrochloride enters into its declining period, the sale of this product may experience up to 20% decline on an annual basis.  Factors such as extended Chinese SFDA approval time might extend this product’s life in its maturity as it will be less likely for new competitors to enter into the market. If Itopride Hydrochloride is distributed in more Chinese provincial or national drug reimbursement lists, it is likely that the market share for this product will increase. In the event that the Chinese government imposes pricing control on this product, the profit margin on this product may decrease and as a result, the net profit generated from this product may decline accordingly.

Consolidated Financial Statements

Note 1- Organization and business, page F-6

4.
We are considering your response to prior comment 11. Please provide us with more information supporting your conclusion that Laiyang Jiangbo is a variable interest entity, particularly the existence of conditions in the design of Laiyang Jiangbo, as described in paragraph 5 of FIN 46R. Expand your disclosure accordingly.

RESPONSE:

The Company respectfully notes the Staff’s comment.  Under the contractual agreements with Genesis Jiangbo (Laiyang) Biotech Technology Co., Ltd. (“GJBT”),  Laiyang Jiangbo’s daily operations,  financial management and employment issues are instructed and guided by GJBT, GJBT has the right to appoint senior executives and members of Laiyang Jiangbo’s board of directors, and Laiyang Jiangbo also agreed that without the prior consent of GJBT, Laiyang Jiangbo will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Laiyang Jiangbo, including, but not limited to,  the incurrence or assumption of any indebtedness, the sale or purchase of any assets or rights,  the incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or the transfer of any agreements relating to its business operations to any third party. In accordance with paragraph 5 of FIN46R, Laiyang Jiangbo is subject to consolidation with GJBT as Laiyang Jiangbo’s shareholders do not have any voting rights or similar rights to make decisions regarding Laiyang Jiangbo’s activities that have a significant impact on the success of Laiyang Jiangbo.  These contractual arrangements obligate GJBT to absorb a majority of the risk of loss from Laiyang Jiangbo’s activities and to allow GJBT to receive a majority of its expected residual returns.  In other words,  Laiyang Jiangbo’s investors’ right to receive the expected residual returns of the entity are capped by Laiyang Jiangbo’s arrangements with GJBT (the variable interest holder). As a result, we account for Laiyang Jiangbo as a variable interest entity in accordance with FIN46R.

In response to the Staff’s comment, we will include the following disclosure in our Annual Report to better expand our disclosure.

On September 21 2007, the Company entered into the following contractual arrangements with Laiyang Jiangbo:

Consulting Services Agreement . Pursuant to the exclusive consulting services agreement between GJBT and Laiyang Jiangbo dated as of September 21, 2007, GJBT has the exclusive right to provide  general consulting services related to pharmaceutical business operations to Laiyang Jiangbo, as well as consulting services related to human resources and technological research and development of pharmaceutical products and health supplements (the “ Services ”). Under this agreement, GJBT owns the intellectual property rights developed or discovered through research and development while providing the Services for Laiyang Jiangbo. Laiyang Jiangbo pays a quarterly consulting service fee in Chinese Renminbi (“ RMB ”) to GJBT that is equal to all of Laiyang Jiangbo's revenue for such quarter.

Operating Agreement . Pursuant to the operating agreement among GJBT, Laiyang Jiangbo and the shareholders of Laiyang Jiangbo who collectively hold 100% of the outstanding shares of Laiyang Jiangbo (collectively, the “ Laiyang Shareholders ”), GJBT provides guidance and instructions on Laiyang Jiangbo's daily operations, financial management and employment issues. The Laiyang Shareholders have the right to appoint the candidates recommended by GJBT as members of Laiyang Jiangbo's board of directors. GJBT has the right to appoint senior executives for Laiyang Jiangbo. In addition, GJBT agreed to guarantee Laiyang Jiangbo's performance under any agreements or arrangements relating to Laiyang Jiangbo's business arrangements with any third party. Laiyang Jiangbo, in return, agreed to pledge its accounts receivable and all of its assets to GJBT. In addition, Laiyang Jiangbo agreed that without the prior consent of GJBT, Laiyang Jiangbo will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Laiyang Jiangbo, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any agreements relating to its business operation to any third party. The term of this agreement is ten (10) years starting from September 21, 2007 unless early termination occurs in accordance with the provisions of the agreement and may be extended only upon GJBT's written confirmation prior to the expiration of the term of this agreement, with the extended term to be mutually agreed upon by the parties.

  Equity Pledge Agreement. Pursuant to the equity pledge agreement among GJBT, Laiyang Jiangbo and the Laiyang Shareholders, the Laiyang Shareholders pledged all of their equity interests in Laiyang Jiangbo to GJBT to guarantee Laiyang Jiangbo's performance of its obligations under the consulting services agreement. If either Laiyang Jiangbo or any of the Laiyang Shareholders breaches its respective contractual obligations, GJBT, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Laiyang Shareholders also granted GJBT an exclusive, irrevocable power of attorney to take actions in the place and stead of the Laiyang Shareholders to carry out the security provisions of the equity pledge agreement and take any action and execute any instrument that GJBT may deem necessary or advisable to accomplish the purposes of the equity pledge agreement. The Laiyang Shareholders agreed, among other things, not to dispose of the pledged equity interests or take any actions that would prejudice GJBT's interest. The equity pledge agreement will expire two (2) years after Laiyang Jiangbo’s obligations under the exclusive consulting services agreement have been fulfilled.

Option Agreement . Pursuant to the option agreement among GJBT, Laiyang Jiangbo and the Laiyang Shareholders, the Laiyang Shareholders irrevocably granted GJBT or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Laiyang Jiangbo for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. GJBT or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. The term of this agreement is ten (10) years starting from September 21, 2007 unless early termination occurs in accordance with the provisions of the agreement and may be extended only upon GJBT's written confirmation prior to the expiration of the term of this agreement, with the extended term to be mutually agreed upon by the parties.

Proxy Agreement . Pursuant to the proxy agreement among GJBT and Laiyang Shareholders, the Laiyang Shareholders agreed to irrevocably grant and entrust all the rights to exercise their voting power to the person(s) appointed by GJBT. GJBT may from time to time establish and amend rules to govern how GJBT shall exercise the powers granted to it by the Laiyang Shareholders, and GJBT shall take action only in accordance with such rules. The Laiyang Shareholders  may  not transfer their equity interests in Laiyang Jiangbo to any individual or company (other than GJBT or the individuals or entities designated by GJBT). The Laiyang Shareholders acknowledged that they will continue to perform their obligations under this agreement even if one or more than one of them no longer hold the equity interests of Laiyang Jiangbo. This agreement may not be terminated without the unanimous consent of all of the parties, except that GJBT may terminate this agreement by giving thirty (30) days prior written notice to the Laiyang Shareholders.

These contractual arrangements obligate GJBT to absorb a majority of the risk of loss from Laiyang Jiangbo’s  activities and to allow GJBT to receive a majority of its expected residual returns.  GJBT also has the right to appoint senior executives and members of Laiyang Jiangbo’s board of directors, and Laiyang Jiangbo also agreed that without the prior consent of GJBT, Laiyang Jiangbo will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Laiyang Jiangbo.

5.
Please refer to prior comment 12, We continue to have difficulty in understanding your basis for consolidating Laiyang Jiangbo for periods prior to the October 1, 2007. You assert that both GJBT and Laiyang Jiangbo were under common control for all periods prior to October 1, 2007. However, GJBT did not exist prior to September 17, 2007, nor did the contractual arrangements with Laiyang Jiangbo exist prior to September 21, 2007. Also, you appear to cite SFAS 141R guidance for reverse acquisition accounting as your basis for including Laiyang Jiangbo in the consolidated financial statements for periods prior to the October 1, 2007. However, you consolidated Laiyang Jiangbo in accordance with FIN 46R, which does not provide for retroactive accounting treatment. Therefore, we reissue our previous comment to provide us with your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions.

RESPONSE:

The Company respectfully notes the Staff’s comment.  Pursuant to paragraph 3 of EITF No. 02-5, common control exists among separate entities if a) an individual or enterprise holds more than 50% of the voting ownership interest of each entity; and b) immediate family members hold more than 50% of the voting ownership interest of each entity. Immediate family members include a married couple. The paid-in capital of Laiyang Jiangbo was essentially funded by the same majority shareholder of Karmoya as Mr. Cao Wubo and his wife, Mrs. Xun Guihong, jointly owned 74.4 % of Karmoya.  As GJBT is 100% owned by Union Well which is 100% owned by Karmoya, prior to October 1, 2007, Mr. Cao together with his wife, Mrs. Xun owned more than 50% of the voting ownership interest of both GJBT and Laiyang Jiangbo. The voting ownership of Laiyang Jiangbo, GJBT, Union Well and Karmoya meet the criteria for common control for accounting purposes. PRC law currently has limits on foreign ownership of companies. The GJBT is incorporated and registered as a wholly foreign owned enterprise (WFOE) under the law of the PRC in September 16, 2007 and entered into certain exclusive agreements with Laiyang Jiangbo on September 21, 2009 to comply with such foreign ownership restrictions. On October 1, 2007, the Company entered into the share exchange agreement with Karmoya (the “Exchange Agreement”), pursuant to which the shareholders of Karmoya transferred to the Company all of the outstanding shares of Karmoya in exchange for over 75% of the voting ownership interest in the Company. The Company and Karmoya also meet the accounting criteria for common control.

Pursuant to Paragraph D11 of FAS 141, the term business combination excludes transfers of net assets or exchanges of equity interests between entities under common control. As a result, the acquisition by the Company of Karmoya is considered to be capital transactions in substance, rather than a business combination. The acquisition is equivalent, to the acquisition by Karmoya of the Company, then known as Genesis Technology Group, Inc., with the issuance of stock by Karmoya for the net monetary assets of the Company.  This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition.

Paragraph D16 of FAS 141 states “the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intercompany transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination.”  As such, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Karmoya.  Since Karmoya, Union Well and GJBT did not have any business activities, the Company’s financial statements prior to the closing on the reverse acquisition reflect only business of Laiyang Jiangbo.  The Company’s  financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.  Thus, the shares issued to the former Karmoya stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  As a result of the transaction effected by the exchange agreement, the Company’s business operation has become the business operation of Laiyang Jiangbo.

In response to the Staff’s comment, we will include the following disclosure in our Annual Report to better expand our disclosure.

In October 2007, the Company recapitalized to give effect to the Exchange Agreement.  Under generally accepted accounting principles, the acquisition by the Company of Karmoya is considered to be a capital transaction in substance, rather than a business combination. The acquisition is equivalent to the acquisition by Karmoya of the Company, then known as Genesis Technology Group, Inc., with the issuance of stock by Karmoya for the net monetary assets of the Company.  This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure.  Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Karmoya. Since Karmoya, Union Well and GJBT did not have any business activities, the Company’s accompanying financial statements prior to the closing on the reverse acquisition reflect only the business of Laiyang Jiangbo.  The financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented.

Pursuant to the Exchange Agreement, the shareholders of Karmoya transferred to the Company all of the outstanding shares of Karmoya in exchange for 597 shares of the Company’s common stock, and 5,995,780 shares of the Company’s Series B convertible voting preferred stock, which was  convertible into 299,789,000 shares of the Company. The 594 shares of common stock and 5,995,780 shares of preferred stock issued to the former Karmoya stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition.  Upon the conversion of the preferred stock, as of the closing date, the holders of the preferred stock would hold approximately 75% of the Company’s issued and outstanding common stock  As a result, Karmoya became the Company’s wholly-owned subsidiary. As a result of the transaction pursuant to the Exchange Agreement, the Company’s business has become the business of Laiyang Jiangbo. The sole director and officer of Karmoya is Mr. Wubo Cao, who, as a result of the exchange, became the Chief Executive Officer, President and Chairman of the board of directors of the Company. Under generally accepted accounting principles, the reverse acquisition is considered to be a capital transaction with the Company, the legal acquirer, issuing stock for the net assets of Karmoya, the accounting acquirer . This transaction was accompanied by a recapitalization, and is accounted for as a change in capital structure. Under the reverse merger accounting, the comparative historical financial statements of the Company are those of Karmoya set forth in the capital structure of the Company.

6.
Please disclose the terms in your contractual arrangements with Laiyang Jiangbo that govern your ability to repatriate funds from this subsidiary, particularly any limitations due to political uncertainties and exchange restrictions.

RESPONSE:

In response to the Staff’s comment, we will include the following disclosure in our Annual Report to better expand our disclosure.

Laiyang Jiangbo is subject to restrictions on making payments to us.

We are a holding company incorporated in the State of Florida and do not have any assets or conduct any business operations other than our investments in our affiliated entity in China, Laiyang Jiangbo. As a result of our holding company structure, we rely entirely on payments from Laiyang Jiangbo under our contractual arrangements. The operating agreement signed between our 100 % own subsidiary, Genesis Jiangbo (Laiyang) Biotech Technologies Co., Ltd (“GJBT”) and Laiyang Jiangbo provides that Laiyang Jiangbo had agreed to accept advice regarding corporate policy by GJBT in connection with Laiyang Jiangbo’s daily operations and financial management. Thus, Laiyang Jiangbo is obligated to accept our request to repatriate funds from Laiyang Jiangbo. However, as the PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIE’s, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible.  FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.  These rules are subject to change.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs. Convertibility of foreign exchange with respect to capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

The Company is a FIE to which the Foreign Exchange Control Regulations are applicable.  There can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

Note 3- Earnings per share, F-16

7.	Please refer to your responses to our prior comments 15 and 16. Regarding your fully diluted earnings per share for 2008:

•     Tell us how subtracting unamortized financing costs of $277,000 and unamortized debt discount of $4,455,000 accomplishes the objective in paragraph 26.b. of SFAS 128 of reflecting the dilutive effect of the convertible debt outstanding. Since these charges do not appear to have been reflected in your 2008 income, there would seem to us to be no need for these adjustments. In fact, had the charges actually been reflected in 2008 income as shown in your statement of income, it would appear that paragraph 26.b. would require that these charges be added back to income. Regarding your response to comment 15, please tell us why you subtracted these charges to arrive at the numerator for your 2008 fully diluted earnings per share calculation.

•     You indicate in your response to comment 16 that the reason you did not assume conversion for the $30 million convertible debt is because it causes the numerator to become a net loss. In arriving at this conclusion, you reduce net income for amounts that were not reflected in the statement of income in 2008. Please provide us support for your interpretation of paragraph 27 of SFAS 128 in reaching this conclusion. As you state in your response, paragraph 27 of SFAS 128 indicates that convertible debt is antidi1utive whenever its interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS. For this to be the case for the $30 million convertible debt, it would appear to us that the interest expense (that would include stated interest and amortization of debt discount, financing cost and beneficial conversion feature) on the $30 million  convertible debt actually reflected in your 2008 net income as reported in your statement of income divided by the weighted average shares outstanding into which the $30 million convertible debt is convertible would have to exceed your basic EPS of $2.45. In this connection, provide us with the amount of interest expense (showing the break down for stated interest and amortization of debt discount, financing cost and beneficial conversion feature) reflected in your 2008 net income and the income tax adjustment that would relate to this interest expense. Further in this connection, provide us a computation of the weighted average shares outstanding for 2008 into which the $30 million convertible debt is convertible assuming conversion of the $30 million of debt on May 30, 2008, the date of issuance.

•      Tell us what the $196,000 of interest expense being added back represents including the applicable debt to which it relates and the amount of the income tax that you applied to it. Further, provide us an analysis of interest expense and amortization of financing costs, debt discount and beneficial conversion feature recorded in your statement of income in 2008 that identifies the amounts and applicable debt to which each relates and that reconciles the total to amounts recorded in your statement of income.

Please also provide us the information requested in these three bullet points, as applicable, to your 2009 earnings per share computation in each of your fiscal 2009 Forms l0-Q.

RESPONSE:

•
The Company respectfully notes the Staff’s comment.  The subtracting of the unamortized financing costs of $277,000 and unamortized debt discount of $4,455,000 were made to meet the objective in paragraph 11 of SFAS 128 which requires the numerator to be adjusted for any other changes in income or loss that would result from the assumed conversion of the convertible debt into those potential shares of common stock. Those costs were unamortized and not reflected in our 2008 income because no conversion had taken place. When the convertible debt is not converted into common stock, those costs would be amortized through the life of the convertible debt. All unamortized financing costs and debt discount would be fully expensed at conversion.  As such, we subtract the unamortized financing costs of $277,000 and unamortized debt discount of $4,455,000 associated with the $5,000,000 convertible note to reflect the changes in income that would result from the assumed conversion at the beginning of the period.

•	The interest expense associated with the $30 million convertible debt reflected in our 2008 net income included:

Stated interest -	$150,000
Amortization of financing cost	46,847
Amortization of debt discount (excluded beneficial conversion feature)	709,550
Amortization of beneficial conversion feature	1,245,134
Total	2,151,531

The weighted average shares outstanding for 2008 into which the $30 million convertible debt is converted is –

Weighted average shares used in basic computation	9,164,127
Dilutive effect of stock options	87,910
Dilutive effect of warrants	79,973
Dilutive effect of $ 5,000,000 convertible note	405,822
Dilutive effect of $30,000,000 convertible note	3,437,500
Weighted average shares used in diluted computation	13,175,332

Assuming conversion of the $30 million convertible debt at May 30, 2008, in accordance with paragraph 11 of SFAS 128, the unamortized debt discount of $30 million and unamortized financing cost of $1,639,653 at May 30, 2008 would be charged to the 2008 income statement which would be treated as interest under paragraph 27 of SFAS 128 to arrive at the numerator for diluted EPS calculation.  The computation for diluted EPS assuming conversion of the $30 million convertible debt would be:

Net income for basic earnings per share	$22,451,060
Plus: interest expense ($5 million convertible debt)	195,833
Subtract: financing cost ($5 million convertible debt)	(277,292	) *
Subtract: debt discount ($5 million convertible debt)	(4,454,641	) **
Plus: interest expense ($30 million convertible debt)	150,000
Subtract: financing cost ($30 million convertible debt)	(1,592,806	) ***
Subtract: debt discount ($30 million convertible debt)	(28,045,316	) ****
Net loss for diluted earnings per share	(11,573,162)
Weighted average shares used in diluted computation	13,175,332
Diluted loss per share	(0.88)

*The financing cost for the $5 million was $349,000 at the date of issuance, November 6, 2007. The $277,292 is the total financing cost net of the $71,708 amortized amount as the amount would be added back assuming conversion at the beginning of the period.

** The debt discount and beneficial conversion feature for the $5 million was $5,000,000 at the date of issuance, November 6, 2007. The $4,454,641 is the total amount net of the $545,359 amortized amount as the amount would be added back assuming conversion at the beginning of the period.

***The financing cost for the $30 million was $1,639,653 at the date of issuance, May 30, 2008. The $1,592,806 is the total financing cost net of the $46,847 amortized amount as the amount would be added back assuming conversion at the beginning of the period.

**** The debt discount and beneficial conversion feature for the $30 million was $30,000,000 at the date of issuance, May 30, 2008. The $28,045,316 is the total amount net of the $1,954,684 amortized amount as the amount would be added back assuming conversion at the beginning of the period.

As our U.S. entity has had net operating losses every year and we do not anticipate having profits in the U.S. in the near future, there would be minimal tax impact from the interest adjustments.

•
The $196,000 interest expense added back represents the stated interest expense and financing costs related to the $5 million convertible note with no income tax impact.  The interest expense, amortized financing costs, debt discount and beneficial conversion feature recorded in the statement of income in 2008 are:

Convertible Debt	$30 million	$5 million	Total
Stated interest -	$150,000	195,833	$345,833
Amortization of financing cost	46,847	71,708	118,555
Amortization of debt discount (excluded beneficial conversion feature)	709,550	228,614	938,164
Amortization of beneficial conversion feature	1,245,134	316,745	1,561,879
Total	2,151,531	812,900	2,964,431

The reconciliation for income for the diluted EPS included only the items from the $5 million convertible debt as the $30 million convertible debt would have anti-dilutive effect:

Net income for basic earnings per share	$22,451,060
Plus: interest expense	195,833
Subtract: financing cost	(277,292	) *
Subtract: debt discount	(4,454,641	) **
Net income for diluted earnings per share	17,914,960

*The financing cost for the $5 million was $349,000 at the date of issuance, November 6, 2007. The $277,292 is the total financing cost net of the $71,708 amortized amount as the amount would be added back assuming conversion at beginning of the period.

** The debt discount and beneficial conversion feature for the $5 million was $5,000,000 at the date of issuance, November 6, 2007. The $4,454,641 is the total amount net of the $545,359 amortized amount as the amount would be added back assuming conversion at beginning of the period.

•	The 2009 earnings per share computation for each of the quarters in fiscal 2009 are as follows:

	Three months ended 9/30/08			Six months ended 12/31/08			Nine months ended 3/31/09
	$30 million	$5 million	Total	$30 million	$5 million	Total	$30 million	$5 million	Total
Stated interest -	$460,000	$76,666	$536,666	$920,000	$153,332	$1,073,332	$1,367,600	$228,332	$1,595,932
Amortization of financing cost	140,542	29,534	170,076	281,084	59,068	340,152	421,626	88,602	510,228
Amortization of debt discount (excluded beneficial conversion feature)	189,112	59,350	248,463	428,628	134,138	562,766	776,902	226,073	1,002,975
Amortization of beneficial conversion feature	331,859	82,230	414,089	752,166	185,779	938,015	1,363,327	313,224	1,676,551
Total	$1,121,513	$247,780	$1,369,293	$2,381,878	$532,387	$2,914,265	$3,929,455	$856,231	$4,785,686

	Three months ended 9/30/08	Six months ended 12/31/08	Nine months ended 3/31/09

Weighted average shares used in basic computation	9,769,329	9,770,615	9,937,189
Diluted effect of warrants & options	92,342	47,848	37,429
Diluted effect of $ 5,000,000 convertible note	625,000	625,000	625,000
Diluted effect of $30,000,000 convertible note	3,750,000	3,750,000	3,750,000
Weighted average shares used in diluted computation	14,236,671	14,193,463	14,349,618

	Three months ended 9/30/08	Six months ended 12/31/08	Nine months ended 3/31/09
Net income for basic earnings per share	$3,133,484	$8,532,670	$17,388,546
Plus: interest expense ($5 million convertible debt)	76,666	153,332	228,332
Plus: amortized debt discount during the period ($5 million convertible debt)	141,580	319,917	539,297
Plus : amortized financing cost during the period ($5 million convertible debt)	29,534	59,068	88,602
Subtract: Unamortized financing cost at beginning of the period ($5 million convertible debt)	(277,292)	(277,292)	(277,292)
Subtract: Unamortized debt discount at beginning of the period ($5 million convertible debt)	(4,454,641)	(4,454,641)	(4,454,641)
Plus: interest expense ($30 million convertible debt)	460,000	920,000	1,367,600
Plus: amortized debt discount during the period ($30 million convertible debt)	520,971	1,326,318	2,140,249
Plus : amortized financing cost during the period ($30 million convertible debt)	140,542	281,084	421,626
Subtract: Unamortized financing cost at beginning of the period ($30 million convertible debt)	(1,592,806)	(1,592,806)	(1,592,806)
Subtract: Unamortized at beginning of the period debt discount ($30 million convertible debt)	(28,045,316)	(28,045,316)	(28,045,316)
Net loss for diluted earnings per share	$(29,867,277)	$(22,777,666)	$(12,195,803)
Weighted average shares used in diluted computation	14,236,671	14,193,463	14,349,618
Diluted loss per share	$(2.10)	$(1.60)	$(0.85)

Note 4--Supplemental disclosure of cash flow information. page F-17

8.
Please refer to prior comment 17: Please explain to us your basis under GAAP for recording the majority shareholders' capital contribution of land use rights and two buildings at fair value rather than at the shareholders' historical cost basis.

RESPONSE:

The Company respectfully notes the Staff’s comment.  The land use rights and two buildings were contributed by the majority shareholders in December 2006 and used as registered capital to increase Laiyang Jiangbo’s registered capital in accordance with the PRC’s corporation laws. In accordance with the PRC’s corporation laws and related accounting regulations, when a non-monetary asset is contributed to a company and used as registered capital, the company is required to obtain an appraisal report issued by a registered qualified appraisal firm. The PRC regulations also require the value of the non-monetary asset to be stated at the appraised value and recorded as the registered capital amount in the equity section.

The Company recognizes that the recording of the land use rights and the buildings at fair value is generally not an acceptable method of accounting in accordance with U.S. GAAP, however, as indicated as per SAB T.5G, “Transfers of Nonmonetary Assets by Promoters or Shareholders (SAB No. 48),” certain deviations, albeit rare, from the policy of recording such transfers at historical cost have been noted where “the fair value of either the stock issued or assets acquired is objectively measurable and the transferor’s stock ownership following the transaction was not so significant that the transferor had retained a substantial indirect interest in the assets as a result  of stock ownership in the company.”  The Company further recognizes that it was the majority shareholders of the Company who contributed the land use rights and the buildings, and not the exact circumstances as cited by the guidance where the transferor’s stock ownership was “not so significant.” However, the historical cost basis and the relating support were not available nor obtainable (in large part due to the inadequate public record-keeping system within the PRC government agencies) and therefore, the Company used the most reliable and supported value through appraisal.  Therefore, we believe the capital contribution of land use rights and two buildings recorded at its fair value is a reasonable basis.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (954)-727-8435.

Sincerely,

/s/ Elsa Sung
Elsa Sung
Chief Financial Officer